# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gamehaus Holdings Inc., CIK 0002000530
CUSIP: G3731B108
Title of class of securities: Class A Ordinary Share
Address of issuer's principal executive offices: 5th Fl, Bldg. 2, No. 500 Shengxia Rd.,, Pudong New District, Shanghai, China (F4), 201210
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001541377

## Reporting persons
- Hongyi Zhou: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 5,647,138; sole dispositive power 0; shared dispositive power 5,647,138; aggregate amount beneficially owned 5,647,138 (14.87% of the class)
  Comment: Amount in rows 6, 8 and 9 represents 5,647,138 Class A ordinary shares held by True Thrive Limited as of June 30, 2025.
  
  Percentage of class is calculated based on 37,971,245 Class A ordinary shares outstanding as of June 30, 2025.
- True Thrive Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 5,647,138; sole dispositive power 0; shared dispositive power 5,647,138; aggregate amount beneficially owned 5,647,138 (14.87% of the class)
  Comment: Amount in rows 6, 8 and 9 represents 5,647,138 Class A ordinary shares held by True Thrive Limited as of June 30, 2025.
  
  Percentage of class is calculated based on 37,971,245 Class A ordinary shares outstanding as of June 30, 2025.
- 360 Technology Group Co., Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 5,647,138; sole dispositive power 0; shared dispositive power 5,647,138; aggregate amount beneficially owned 5,647,138 (14.87% of the class)
  Comment: Amount in rows 6, 8 and 9 represents 5,647,138 Class A ordinary shares held by True Thrive Limited as of June 30, 2025.
  
  Percentage of class is calculated based on 37,971,245 Class A ordinary shares outstanding as of June 30, 2025.

## Item 1. Issuer
Name of issuer: Gamehaus Holdings Inc.
Address of issuer's principal executive offices: 5th Fl, Bldg. 2, No. 500 Shengxia Rd., Pudong New District, Shanghai, F4, 201210

## Item 2. Person Filing
Name of person filing:
True Thrive Limited

360 Technology Group Co., Ltd.

Hongyi Zhou

The shares reported herein are directly held by True Thrive Limited, which is 100% owned by 360 Technology Group Co., Ltd. Hongyi Zhou is the chairman of the board of directors of 360 Technology Group Co., Ltd., and has voting and dispositive control over these securities owned by True Thrive Limited. Accordingly, Hongyi Zhou may be deemed to indirectly beneficially own the securities of the Issuer held by True Thrive Limited.
Address of principal business office or, if none, residence:
True Thrive Limited: Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands

360 Technology Group Co., Ltd.: c/o 360 Building, No. 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People's Republic of China

Hongyi Zhou: c/o 360 Building, No. 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People's Republic of China
Citizenship:
True Thrive Limited: Cayman Islands

360 Technology Group Co., Ltd.: People's Republic of China

Hongyi Zhou: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,647,138
Percent of class: 14.87%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,647,138
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,647,138

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and among True Thrive Limited, 360 Technology Group Co., Ltd. and Hongyi Zhou

## Signatures
- Hongyi Zhou: /s/ Hongyi Zhou, Hongyi Zhou (08/26/2025)
- True Thrive Limited: /s/ Hao Chen, Hao Chen/Director (08/26/2025)
- 360 Technology Group Co., Ltd.: /s/ Hongyi Zhou, Hongyi Zhou/Chairman of the Board of Directors (08/26/2025)